August 18, 2008

Mr. Daniel L. Gordon
Branch Chief
United States Securities and
  Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:           Resource Capital Corp.
Form 10-K for the year ended December 31, 2007
                                                Filed March 17, 2008
                                                File No. 001-32733

Dear Mr. Gordon:

A copy of this letter has been furnished through EDGAR as correspondence.

This letter sets forth Resource Capital Corp.’s (the “Registrant”) responses to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its comment letter dated July 17, 2008 (the “Comment Letter”).  For your convenience, the comments have been repeated in bold type exactly as set forth in the comment letter.  The Registrant’s response to each comment is set forth immediately below the text of the applicable comment or request.

Form 10-K for the year ended December 31, 2007

Principles of Consolidation, page 90

1.
Please revise your disclosure related to Resource Capital Trust I & II in future filings, to disclose how you have determined that you are not the primary beneficiary of these variable interest entities. Additionally, provide the disclosures required by paragraph 24 of FIN 46R.

The Registrant has revised its disclosure related to Resource Capital Trust I (“RCT I”) and Resource Capital Trust II (“RCT II”) to disclose that while the Registrant owns a 100% interest in the common securities of both of RCT I and RCT II, these common security interests represent only 3% of the beneficial interest of each of the trusts.  These common interests share gains and losses pari passu with the other beneficial interest holders of the vehicles.  As such, the Registrant is not deemed to be the primary beneficiary of either trust; and, accordingly, RCT I and RCT II are not consolidated in the Registrant’s consolidated financial statements.  The Registrant’s revised disclosures, including those disclosures required by paragraph 24 of FIN 46R, appear in Notes 2 and 7 in the Notes to the Consolidated Financial Statements in its Quarterly Report on Form 10-Q for the period ended June 30, 2008 (filed with the Commission on August 8, 2008), as well as in future filings.

Note 4 - Deconsolidation of Variable Interest Entity, page 97

2.
Please tell us, and disclose in future filings, how you determined that you were no longer the primary beneficiary of Ischus CDO II following the sale of a 10% interest in the fourth quarter of 2007. Additionally, clarify how you are accounting for your investment in Ischus CDO II following the sale transaction.

The Registrant has revised its disclosure to indicate how it determined that it is no longer the primary beneficiary of Ischus CDO II following the sale of a 10% interest and how it accounts for our investment in Ischus CDO II following the sale transaction in its Quarterly Report on Form 10-Q for the period ended June 30, 2008 (filed with the Commission on August 8, 2008), as well as in future filings.  In Note 4 to its Consolidated Financial Statements, it indicated that after the sale of a 10% interest, which was deemed a reconsideration event under FIN 46R, that it determined that it is no longer the primary beneficiary of the entity based on a discounted cash flow analysis of expected losses and expected residual returns.  Also, in Note 4 to our Consolidated Financial Statements, the Registrant disclosed that it is accounting for our remaining interest in Ischus CDO II as a debt security in accordance with FAS 115, recognizing income under the cost recovery method following the deconsolidation of Ischus CDO II.  We also indicate that at the date of the deconsolidation, the value of our investment in Ischus CDO II was $722,000.  From the date of the deconsolidation through December 31, 2007 we received $465,000 of distributions leaving a balance of $257,000 at December 31, 2007.  For the three months ended March 31, 2008, we received $1.3 million of which $997,000 was recognized as interest income – other on our Consolidated Statement of Operations.  We have not received any distributions from Ischus CDO II since March 31, 2008.

Item 11. Executive Compensation

How We Determined 2007 Compensation Amounts, page 130

3.
Please expand your disclosure to discuss how your CEO and Compensation Committee determined the amount of the equity awards it granted to your named executive officers. For example, discuss any individual or business performance metrics used, or whether you considered comparative analyses to peer companies. We refer you to Item 402(b)(1) of Regulation S-K. Include this information in future filings and tell us how you intend to comply.

Grants of equity compensation made to the Registrant’s named executive officers (each a “NEO”) are not based on any particular matrix or quantitative computation, but instead on a qualitative evaluation of the Registrant’s performance and each NEO’s contribution to the Registrant’s overall success.  In future filings, the Registrant intends to supplement its existing CD&A disclosure by including additional language similar to the following:

As described above, Resource America determines overall compensation for our NEOs.  In the case of annual bonus and long-term incentive compensation, the Resource America compensation committee generally determines a bonus amount in dollars for each executive and then allocates the bonus between cash and equity awards, which may include our stock-based equity awards for our NEOs.  Any such stock-based awards are approved by our compensation committee.  Based on Resource America’s overall financial performance in fiscal 2007 and individual performance of our NEOs, the Resource America compensation committee determined, and our compensation committee approved, the following long-term incentive compensation awards.

Item 15. Exhibits and Financial Statement Schedules, page 140

4.
We refer to the October 2007 agreement with Mr. David Bloom discussed on page 129 pursuant to which Mr. Bloom was awarded 50,000 shares of restricted stock. Please file this agreement as an exhibit or explain to us why you believe you are not required to file this agreement. We also note that Resource America entered into an agreement with Mr. Bloom pursuant to which Mr. Bloom received 120,000 shares of your restricted stock. Please clarify if you are a party to this agreement. If so, please file this agreement as an exhibit or explain to us why you believe you are not required to file this agreement. We refer you to Item 601(b)(10) of Regulation S-K.

The October 2007 agreement with Mr. Bloom (the "October Agreement") that the Registrant discussed in its Annual Report on Form 10-K was a stock award agreement issued pursuant to its 2005 Incentive Compensation Plan (the "Plan").  The terms of the October Agreement are materially consistent with both the Plan and the form of stock award agreement, both of which were filed with the Commission as exhibits to the Registrant’s registration statement on Form S-11 (Registration No. 333-126517).  Because the October Agreement is materially consistent with the form of award agreement previously filed, the Registrant does not believe that it is required to file this specific agreement.

While the Registrant is not a party to the December 2007 agreement between Mr. Bloom and Resource America (the "December Agreement"), based upon conversations with the Commission, the Registrant has decided to file this agreement as a compensatory arrangement with a named executive officer.  The December Agreement has been filed as an exhibit to the Registrant’s Current Report on Form 8-K on August 18, 2008.

Additionally, the Registrant acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding this letter, please contact the undersigned at (215) 832-4142 or Michael Yecies, general counsel at (215) 717-3336.

Very truly yours,

David J. Bryant, Chief Financial Officer

Cc:           Michael S. Yecies
 Mark E. Rosenstein